EXHIBIT 99.2

Interim unaudited consolidated financial statements of Total System Services, Inc.

as of June 30, 2019 and for the three and six months ended June 30, 2019 and 2018.

TOTAL SYSTEM SERVICES, INC.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except per share data)	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents (Note 2)	$458,220	471,156
Accounts receivable, net of allowances for doubtful accounts and billing adjustments of $6.1 million and $6.0 million as of 2019 and 2018, respectively	513,712	450,322
Contract assets (Note 3)	43,847	30,950
Prepaid expenses and other current assets (Note 2)	224,048	188,355

Total current assets	1,239,827	1,140,783
Contract assets (Note 3)	56,925	47,839
Goodwill	4,114,851	4,114,838
Other intangible assets, net of accumulated amortization of $891.1 million and $802.0 million as of 2019 and 2018, respectively	703,617	796,702
Intangible assets - computer software, net of accumulated amortization of $955.2 million and $893.4 million as of 2019 and 2018, respectively	520,494	534,536
Property and equipment, net of accumulated depreciation and amortization of $530.4 million and $522.7 million as of 2019 and 2018, respectively (Note 4)	373,868	383,074
Operating lease right-of-use assets, net (Note 4)	198,539	—
Contract cost assets, net of accumulated amortization	148,938	145,598
Equity investments, net	206,504	180,661
Deferred income tax assets	7,516	7,773
Other assets	135,727	116,905

Total assets	$7,706,806	7,468,709

Liabilities
Current liabilities:
Accounts payable	$57,911	97,956
Contract liabilities (Note 3)	51,553	47,227
Current portion of operating lease liabilities (Note 4)	43,346	—
Accrued salaries and employee benefits	34,922	73,143
Current portion of long-term borrowings (Note 5)	17,811	20,807
Current portion of obligations under finance leases and license agreements (Note 4)	17,712	8,318
Other current liabilities (Note 2)	278,072	268,150

Total current liabilities	501,327	515,601
Long-term borrowings, excluding current portion (Note 5)	4,003,248	3,843,394
Deferred income tax liabilities	401,486	380,278
Operating lease liabilities, excluding current portion (Note 4)	167,102	—
Obligations under finance leases and license agreements, excluding current portion (Note 4)	39,490	46,147
Contract liabilities (Note 3)	25,281	21,489
Other long-term liabilities	74,278	75,894

Total liabilities	5,212,212	4,882,803

Commitments and contingencies (Note 6)
Shareholders’ Equity
Shareholders’ equity:
Common stock - $0.10 par value. Authorized 600,000 shares; 202,765 issued as of 2019 and 2018; 176,977 and 180,586 outstanding as of 2019 and 2018, respectively	20,277	20,277
Additional paid-in capital	203,098	189,889
Accumulated other comprehensive loss, net (Notes 1 and 2)	(64,200)	(60,223)
Treasury stock, at cost (25,788 and 22,179 shares as of 2019 and 2018, respectively)	(1,426,177)	(1,042,687)
Retained earnings	3,761,596	3,478,650

Total shareholders’ equity	2,494,594	2,585,906

Total liabilities and shareholders’ equity	$7,706,806	7,468,709

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands, except per share data)	2019	2018	2019	2018
Total revenues (Notes 3 and 11)	$1,035,485	1,007,580	2,070,016	1,994,750

Cost of services	630,820	617,818	1,263,032	1,231,183
Selling, general and administrative expenses	185,578	181,064	364,627	366,598

Total operating expenses	816,398	798,882	1,627,659	1,597,781

Operating income	219,087	208,698	442,357	396,969
Nonoperating expenses, net	(37,416)	(41,170)	(80,407)	(78,812)

Income before income taxes and equity in income of equity investments	181,671	167,528	361,950	318,157
Income taxes (Note 8)	31,128	37,415	61,027	55,549

Income before equity in income of equity investments	150,543	130,113	300,923	262,608
Equity in income of equity investments, net of tax	12,217	12,322	23,444	22,929

Net income	162,760	142,435	324,367	285,537
Net income attributable to noncontrolling interests	—	—	—	(1,261)

Net income attributable to Total System Services, Inc. (TSYS) common shareholders	$162,760	142,435	324,367	284,276

Basic earnings per share (EPS) attributable to TSYS common shareholders (Note 9)	$0.92	0.78	1.83	1.56

Diluted EPS attributable to TSYS common shareholders (Note 9)	$0.91	0.78	1.81	1.55

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2019	2018	2019	2018
Net income	$162,760	142,435	324,367	285,537

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(10,009)	(21,752)	416	(9,257)
Postretirement healthcare plan adjustments	837	(211)	659	(358)
Unrealized (loss) gain on available-for-sale securities (Note 1)	—	(1,840)	—	741

Other comprehensive (loss) income	(9,172)	(23,803)	1,075	(8,874)

Comprehensive income	153,588	118,632	325,442	276,663
Comprehensive income attributable to noncontrolling interests	—	—	—	(1,261)

Comprehensive income attributable to TSYS common shareholders	$153,588	118,632	325,442	275,402

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended
	June 30,
(in thousands)	2019	2018
Cash flows from operating activities:
Net income	$324,367	285,537
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	208,483	208,679
Amortization of operating lease right-of-use assets	25,555	—
Provisions for cardholder losses	25,540	34,433
Share-based compensation	22,214	20,524
Provisions for bad debt expenses and billing adjustments	5,587	5,170
Charges for transaction processing provisions	1,319	3,177
Amortization of debt issuance costs	2,652	2,362
Dividends received from equity investments	—	892
Loss (gain) on foreign currency	287	(107)
Amortization of bond discount	557	482
(Gain) loss on disposal of equipment, net	(801)	32
Deferred income tax expense	21,258	18,657
Changes in value of equity investments	(5,196)	—
Equity in income of equity investments, net of tax	(23,444)	(22,929)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(69,011)	(17,489)
Contract assets and contract liabilities	(13,965)	(8,797)
Contract cost assets	(3,214)	2,989
Prepaid expenses, other current assets and other long-term assets	(52,859)	5,111
Accounts payable	(9,156)	(3,368)
Accrued salaries and employee benefits	(38,282)	(38,784)
Other current liabilities and other long-term liabilities	(26,461)	(25,978)

Net cash provided by operating activities	395,430	470,593

Cash flows from investing activities:
Additions to licensed computer software from vendors	(61,209)	(19,216)
Purchases of property and equipment	(30,844)	(48,608)
Additions to internally developed computer software	(24,817)	(19,934)
Cash used in acquisitions, net of cash acquired	—	(1,051,629)
Other investing activities	(2,700)	(4,119)

Net cash used in investing activities	(119,570)	(1,143,506)

Cash flows from financing activities:
Principal payments on long-term borrowings, finance lease obligations and license agreements	(299,499)	(2,626,534)
Purchase of noncontrolling interest	—	(126,000)
Dividends paid on common stock	(46,534)	(47,190)
Subsidiary dividends paid to noncontrolling shareholders	—	(3,778)
Repurchase of common stock under plans and tax withholding	(400,023)	(82)
Debt issuance costs	—	(15,979)
Proceeds from borrowings of long-term debt	450,000	3,477,000
Proceeds from exercise of stock options	6,911	29,289

Net cash (used in) provided by financing activities	(289,145)	686,726

Cash, cash equivalents and restricted cash:
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(332)	(4,143)

Net (decrease) increase in cash, cash equivalents and restricted cash	(13,617)	9,670
Cash, cash equivalents and restricted cash at beginning of period	474,279	451,370

Cash, cash equivalents and restricted cash at end of period	$460,662	461,040

Supplemental cash flow information:
Interest paid	$85,404	71,778

Income taxes paid, net	$59,411	21,475

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Consolidated Statements of Changes in Equity

(Unaudited)

		TSYS Shareholders
					Accumulated
					Other
	Redeemable			Additional	Comprehensive
	Noncontrolling	Common Stock		Paid-In	Income (Loss),	Treasury	Retained
(in thousands, except per share data)	Interests	Shares	Dollars	Capital	Net of Tax	Stock	Earnings	Total Equity
Balance as of December 31, 2018	$—	202,765	$20,277	189,889	(60,223)	(1,042,687)	3,478,650	$2,585,906
Cumulative effect adjustment from adoption of ASU No. 2016-01 (Note 1)	—	—	—	—	(5,052)	—	5,052	—
Cumulative effect adjustment from adoption of ASU No. 2016-02 (Note 1)	—	—	—	—	—	—	(203)	(203)
Net income	—	—	—	—	—	—	161,607	161,607
Other comprehensive income	—	—	—	—	10,247	—	—	10,247
Common stock issued from treasury shares for exercise of stock options	—	—	—	3,485	—	2,981	—	6,466
Common stock unissued due to forfeiture of nonvested awards	—	—	—	77	—	(77)	—	—
Common stock issued from treasury shares for nonvested awards	—	—	—	(12,812)	—	12,812	—	—
Share-based compensation (Note 7)	—	—	—	11,296	—	—	—	11,296
Cash dividends declared ($0.13 per share)	—	—	—	—	—	—	(22,546)	(22,546)
Purchase of treasury shares	—	—	—	—	—	(400,013)	—	(400,013)

Balance as of March 31, 2019	—	202,765	20,277	191,935	(55,028)	(1,426,984)	3,622,560	2,352,760
Net income	—	—	—	—	—	—	162,760	162,760
Other comprehensive loss	—	—	—	—	(9,172)	—	—	(9,172)
Common stock issued from treasury shares for exercise of stock options	—	—	—	30	—	416	—	446
Common stock issued from treasury shares for nonvested awards	—	—	—	(401)	—	401	—	—
Common stock issued from treasury shares for dividend equivalents	—	—	—	602	—	—	—	602
Share-based compensation (Note 7)	—	—	—	10,932	—	—	—	10,932
Cash dividends declared ($0.13 per share)	—	—	—	—	—	—	(23,724)	(23,724)
Purchase of treasury shares	—	—	—	—	—	(10)	—	(10)

Balance as of June 30, 2019	$—	202,765	$20,277	203,098	(64,200)	(1,426,177)	3,761,596	$2,494,594

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Consolidated Statements of Changes in Equity

(Unaudited)

		TSYS Shareholders
					Accumulated
					Other
	Redeemable			Additional	Comprehensive
	Noncontrolling	Common Stock		Paid-In	Income (Loss),	Treasury	Retained
(in thousands, except per share data)	Interests	Shares	Dollars	Capital	Net of Tax	Stock	Earnings	Total Equity
Balance as of December 31, 2017	$115,689	202,765	$20,277	162,806	(36,148)	(909,960)	3,004,018	$2,240,993
Cumulative effect adjustment from adoption of ASU No. 2014-09 (Note 3)	—	—	—	—	—	—	(4,445)	(4,445)
Net income	1,261	—	—	—	—	—	141,841	141,841
Other comprehensive income	—	—	—	—	14,929	—	—	14,929
Common stock issued from treasury shares for exercise of stock options	—	—	—	5,199	—	21,258	—	26,457
Common stock unissued due to forfeiture of nonvested awards	—	—	—	551	—	(551)	—	—
Common stock issued from treasury shares for nonvested awards	—	—	—	(12,368)	—	12,368	—	—
Common stock issued from treasury shares for dividend equivalents	—	—	—	925	—	9	—	934
Share-based compensation (Note 7)	—	—	—	6,835	—	—	—	6,835
Cash dividends declared ($0.13 per share)	—	—	—	—	—	—	(23,895)	(23,895)
Purchase of treasury shares	—	—	—	—	—	(24)	—	(24)
Adjustments to redemption value of redeemable noncontrolling interest	9,051	—	—	(9,051)	—	—	—	(9,051)
Subsidiary dividends paid to noncontrolling interests	(1)	—	—	—	—	—	—	—

Balance as of March 31, 2018	126,000	202,765	20,277	154,897	(21,219)	(876,900)	3,117,519	2,394,574
Net income	—	—	—	—	—	—	142,435	142,435
Other comprehensive loss	—	—	—	—	(23,803)	—	—	(23,803)
Common stock issued from treasury shares for exercise of stock options	—	—	—	1,110	—	1,717	—	2,827
Common stock unissued due to forfeiture of nonvested awards	—	—	—	78	—	(78)	—	—
Common stock issued from treasury shares for nonvested awards	—	—	—	(577)	—	577	—	—
Share-based compensation (Note 7)	—	—	—	13,406	—	—	—	13,406
Cash dividends declared ($0.13 per share)	—	—	—	—	—	—	(23,908)	(23,908)
Purchase of treasury shares	—	—	—	—	—	(58)	—	(58)
Adjustments to redemption value of redeemable noncontrolling interest	3,777	—	—	(3,777)	—	—	—	(3,777)
Subsidiary repurchase of noncontrolling interests	(126,000)	—	—	—	—	—	—	—
Subsidiary dividends paid to noncontrolling interests	(3,777)	—	—	—	—	—	—	—

Balance as of June 30, 2018	$—	202,765	$20,277	165,137	(45,022)	(874,742)	3,236,046	$2,501,696

See accompanying Notes to Unaudited Consolidated Financial Statements

TOTAL SYSTEM SERVICES, INC.

Notes to Unaudited Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Business

Total System Services, Inc.’s (“TSYS’” or the “Company’s”) revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (“GPR”) prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses. The Company’s services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Through the Company’s Issuer Solutions segment, TSYS processes information through its cardholder systems for financial and nonfinancial institutions throughout the United States and internationally. The Company’s Merchant Solutions segment provides merchant services to merchant acquirers and merchants mainly in the United States. The Company’s Consumer Solutions segment provides financial service solutions to consumers and businesses in the United States.

Pending Merger with Global Payments Inc.

On May 27, 2019, TSYS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Payments Inc., a Georgia corporation (“Global Payments”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, TSYS will merge with and into Global Payments (the “Merger”), with Global Payments as the surviving entity in the Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of TSYS common stock outstanding immediately prior to the effective time of the Merger, other than certain shares held by TSYS or Global Payments, will be converted into the right to receive 0.8101 shares of common stock of Global Payments. Holders of common stock of TSYS will receive cash in lieu of fractional shares. Following the completion of the Merger, former holders of TSYS common stock will own approximately forty-eight percent (48%) and former holders of Global Payments common stock will own approximately fifty-two percent (52%) of the fully diluted shares of the combined company.

The transaction, which is expected to close in the fourth quarter of 2019, is subject to the satisfaction or waiver of customary closing conditions for both parties, including receipt of required regulatory approvals, the approval of shareholders of both companies and other customary closing conditions.

Refer to the definitive joint proxy statement/prospectus of TSYS and Global Payments dated July 23, 2019, as filed by TSYS with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2019 for additional information on the Merger.

Basis of Presentation

The accompanying unaudited consolidated financial statements of TSYS include the accounts of TSYS and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes required by U.S. GAAP for complete financial statements. The preparation of the consolidated financial statements requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts. All adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations for the periods covered by this report, have been included.

The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s summary of significant accounting policies, consolidated financial statements and related notes included in Exhibit 99.1 to this Current Report on Form 8-K. Results of interim periods are not necessarily indicative of results to be expected for the year.

Out-of-period adjustment

As of January 1, 2019, the Company recorded an adjustment to reclassify the cumulative unrealized gain of $5.1 million related to an investment in common stock with a readily determinable fair value from other comprehensive income to opening retained earnings. This adjustment was recorded to comply with the guidance in Accounting Standards Update (“ASU”) No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities.

Fair Value Measurement

Refer to Note 3 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, for a discussion regarding fair value measurement.

The Company had no transfers between Level 1, Level 2 or Level 3 assets during the six months ended June 30, 2019 and 2018.

As of June 30, 2019, the Company had recorded goodwill in the amount of $4.1 billion. The Company performs its annual impairment testing of its goodwill balance as of May 31st of each year. The Company performed its annual impairment testing of its goodwill balance as of May 31, 2019, and this test did not indicate any impairment. The fair value of the reporting units substantially exceeds their carrying value.

Recently Adopted Accounting Pronouncements

The Company adopted the following ASUs on January 1, 2019:

In September 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenues from Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842), which made amendments to SEC paragraphs pursuant to the Staff Announcement at the July 20, 2017 Emerging Issues Task Force (“EITF”) Meeting and Rescission of Prior SEC Staff Announcements and Observer comments. This guidance, which is effective immediately, generally relates to the adoption of ASC 606 and 842. The adoption of the amendments in this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that brings most operating leases on the balance sheet and aligns many of the underlying principles of the new lessor model with those in the FASB’s new revenue recognition standard. The FASB has issued several additional ASUs since this time that provide additional clarification to certain issues existing after the original ASU was released. All of the new standards were effective for the Company on January 1, 2019. TSYS adopted the new leases standard as of January 1, 2019 using the cumulative effect method. See Note 4 for further discussion of the Company’s adoption of this new standard.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this update change how companies measure and recognize credit impairment for many financial assets. The new expected credit loss model will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets (including trade receivables) that are in the scope of the update. The update also made amendments to the current impairment model for held-to-maturity and available-for-sale debt securities and certain guarantees. The ASU is effective for the Company on January 1, 2020. Early adoption is permitted for periods beginning on or after January 1, 2019.

The FASB has issued additional ASUs that provide clarification to certain issues identified after ASU 2016-13 was released. In May 2019, the FASB issued ASU 2019-05 Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief. ASU 2019-05 was issued to provide entities with more flexibility in applying the fair value option upon the adoption of the new standard. On adoption, an entity is allowed to irrevocably elect the fair value option on an instrument-by-instrument basis. This alternative is available for all instruments in the scope of Subtopic 326-20 except for existing held-to-maturity debt securities. If an entity elects the fair value option, the difference between the instrument’s fair value and carrying amount is recognized as a cumulative-effect adjustment. In April 2019, the FASB issued ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. ASU 2019-04 makes several changes to how entities will estimate expected credit losses, including two changes that will likely have the most significant effect. The ASU clarifies that the estimate of expected credit losses should include expected recoveries of financial assets, including recoveries of amounts expected to be written off and those previously written off. The ASU also clarifies that contractual extension or renewal options that are not unconditionally cancellable by the lender are considered when determining the contractual term over which expected credit losses are measured. The effective date and transition requirements for the amendments in ASU 2019-05 and ASU 2019-04 are the same as the effective date and transition requirements in ASU 2016-13.

The Company is continuing to evaluate the potential effects of ASU 2016-13 on its consolidated financial statements. Based upon the Company’s evaluation to date, the new guidance will apply to the Company’s accounts receivable and contract assets. The Company does not have any available-for-sale debt securities. The adoption of this guidance will require the implementation of new or updated accounting processes, procedures and internal controls over financial reporting. The new standard will also require expanded qualitative and quantitative disclosures about the Company’s financial assets and allowance for credit losses.

Refer to Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for a discussion regarding other new accounting pronouncements.

Note 2 — Supplementary Balance Sheet Information

Cash, Cash Equivalents and Restricted Cash

The Company maintains accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

Cash, cash equivalents and restricted cash balances are summarized as follows:

(in thousands)	June 30, 2019	December 31, 2018
Cash and cash equivalents in domestic accounts	$405,000	405,535
Cash and cash equivalents in foreign accounts	53,220	65,621

Total cash and cash equivalents	458,220	471,156
Restricted cash included in other long-term assets	2,442	3,123

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$460,662	474,279

Restricted cash included in other assets in the Consolidated Balance Sheets represents immaterial amounts required across the Company’s segments for operational purposes.

Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets are summarized as follows:

(in thousands)	June 30, 2019	December 31, 2018
Prepaid expenses	$60,647	48,058
Income taxes receivable	48,509	19,362
R&D state tax credit	21,657	26,541
Supplies inventory	19,710	18,089
Other	73,525	76,305

Total	$224,048	188,355

Other Current Liabilities

Significant components of other current liabilities are summarized as follows:

(in thousands)	June 30, 2019	December 31, 2018
Accrued card brand fees	$63,887	55,991
Accrued third-party commissions	53,705	46,977
Accrued expenses	28,431	25,178
Dividends payable	23,780	24,645
Accrued interest	21,818	22,191
Other	86,451	93,168

Total	$278,072	268,150

Accumulated Other Comprehensive Loss

The income tax effects allocated to and the cumulative balance of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Foreign Currency Translation Adjustments	Gain on Available-For- Sale Securities	Change in Postretirement Healthcare Plans	Total Accumulated Other Comprehensive Loss, Net of Tax
Balance as of December 31, 2018	$(63,186)	5,052	(2,089)	$(60,223)
Reclassification from adoption of ASU No. 2016-01 (Note 1)	—	(5,052)	—	(5,052)

Balance after reclassification (a)	(63,186)	—	(2,089)	(65,275)

Pretax amount	420	—	966	1,386
Tax effect	4	—	307	311

Net-of-tax amount (b)	416	—	659	1,075

Balance as of June 30, 2019 (a)+(b)	$(62,770)	—	(1,430)	$(64,200)

Note 3 — Revenue from Contracts with Customers

Description of service offerings

Issuer Solutions

The Company’s Issuer Solutions revenues are derived from long-term processing contracts with financial and nonfinancial institutions. Payment processing services revenues are generated primarily from charges based on:

•	The number of accounts on file;

•	Transactions and authorizations processed;

•	Statements generated and/or mailed;

•	Managed services; and

•	Cards embossed and mailed and other processing services for cardholder accounts on file.

Most of these contracts have prescribed annual revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved.

Issuer Solutions revenues also include loyalty redemption services and professional services.

Merchant Solutions

The Company’s Merchant Solutions revenues are partially derived from relationships with thousands of individual merchants whose contracts range from thirty days to five years. Additionally, part of the revenues are derived from long-term processing contracts with large financial institutions, other merchant acquirers and merchant organizations which generally range from three to eight years. Merchant services revenue is generated primarily from processing all payment forms including credit, debit and electronic benefits transfer for merchants of all sizes across a wide array of retail market segments.

The products and services offered include:

•	Authorizations and capture of electronic transactions;

•	Clearing and settlement of electronic transactions;

•	Information reporting services related to electronic transactions;

•	Merchant billing services; and

•	Point-of-sale equipment and services.

Most of these contracts have prescribed revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved.

Consumer Solutions

The Company’s Consumer Solutions revenues principally consist of a portion of the service fees collected from cardholders and interchange revenues received by the issuing banks in connection with the programs that the Consumer Solutions segment manages.

Customers are charged fees in connection with the Consumer Solutions segment’s products and services as follows:

•

Transactions - Customers are typically charged a fee for each Personal Identification Number (“PIN”) and signature-based purchase transaction made using their cards, unless the customer is on a monthly or annual service plan, in which case the customer is instead charged a monthly or annual subscription fee, as applicable. Customers are also charged fees for Automated Teller Machine (“ATM”) withdrawals and other transactions conducted at ATMs.

•

Customer Service and Maintenance - Customers are typically charged fees for balance inquiries made through call centers. Customers are also charged a monthly maintenance fee after a specified period of inactivity.

•

Additional Products and Services - Customers are charged fees associated with additional products and services offered in connection with certain cards, including the use of overdraft features, a variety of bill payment options, card replacement, foreign exchange and card-to-card transfers of funds initiated through the call centers.

•	Other - Customers are charged fees in connection with the acquisition and reloading of the cards at retailers and the Company receives a portion of these amounts in some cases.

Disaggregation of revenue

The following table summarizes volume-based and non-volume related revenue from contracts with external customers for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
Volume-based revenues	$231,265	342,651	195,659	$769,575
Non-volume related revenues	241,441	23,985	484	265,910

Total revenues	$472,706	366,636	196,143	$1,035,485

	Six months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
Volume-based revenues	$461,476	665,464	414,354	$1,541,294
Non-volume related revenues	481,389	46,353	980	528,722

Total revenues	$942,865	711,817	415,334	$2,070,016

	Three months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
Volume-based revenues	$223,677	329,295	199,490	$752,462
Non-volume related revenues	234,924	19,419	775	255,118

Total revenues	$458,601	348,714	200,265	$1,007,580

	Six months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
Volume-based revenues	$442,949	628,242	409,211	$1,480,402
Non-volume related revenues	473,011	39,895	1,442	514,348

Total revenues	$915,960	668,137	410,653	$1,994,750

Issuer Solutions

Volume-based revenues are generated from charges based on the number of Accounts on File (“AOF”), transactions and authorizations processed, statements generated, and other processing services for cardholder AOF. Cardholder AOF includes active and inactive consumer credit, retail, prepaid, stored value and commercial card accounts. TSYS’ clients also have the option to use fraud and portfolio management services which are based on authorizations processed and AOF, respectively. Collectively, these services are considered volume-based revenues. Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as value-added products and services, custom programming and certain other services, which are only offered to TSYS’ processing clients. Additionally, non-volume based revenues include licensing, managed services and output services such as card and document production.

Merchant Solutions

The Merchant Solutions segment’s revenues primarily consist of volume-based revenues generated from charges based on sales volume processed, and authorized transactions and settled transactions processed. Non-volume related revenues include chargeback and retrieval services, data transmissions, value added products and managed services which are not directly associated with transactional activity.

Consumer Solutions

The Consumer Solutions segment’s revenues primarily consist of volume-based revenues generated from a portion of the service fees collected from cardholders and interchange revenues. Non-volume related revenues include value-added products and services which are not directly associated with transactional activity.

The following table summarizes revenue from contracts with customers, by currency, for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
U.S. dollar	$372,674	366,313	196,143	$935,130
British Pound Sterling	67,142	—	—	67,142
Euro	25,750	—	—	25,750
Other	7,140	323	—	7,463

Total revenues	$472,706	366,636	196,143	$1,035,485

	Six months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
U.S. dollar	$744,674	711,184	415,334	$1,871,192
British Pound Sterling	132,294	—	—	132,294
Euro	51,361	—	—	51,361
Other	14,536	633	—	15,169

Total revenues	$942,865	711,817	415,334	$2,070,016

	Three months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
U.S. dollar	$367,489	348,524	200,265	$916,278
British Pound Sterling	59,098	—	—	59,098
Euro	25,419	—	—	25,419
Other	6,595	190	—	6,785

Total revenues	$458,601	348,714	200,265	$1,007,580

	Six months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
U.S. dollar	$727,359	667,743	410,653	$1,805,755
British Pound Sterling	122,219	—	—	122,219
Euro	52,016	—	—	52,016
Other	14,366	394	—	14,760

Total revenues	$915,960	668,137	410,653	$1,994,750

See Note 11 for disclosure of revenues by geography.

Performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The purpose of this disclosure is to provide additional information about the amounts and expected timing of revenue to be recognized from the remaining performance obligations in the Company’s existing contracts.

For revenue which is recognized using (i) the “as-invoiced” practical expedient and (ii) the “direct allocation” method, the Company is required to disclose the value of unsatisfied performance obligations for contractual minimums only. Accordingly, the total unsatisfied or partially unsatisfied performance obligations related to processing services are materially higher than the amounts disclosed in the below table.

(in thousands)	Remainder of 2019	2020	2021	2022	2023 - 2029	Total
Unsatisfied or partially unsatisfied performance obligations	$382,746	630,966	528,869	392,712	470,584	$2,405,877

Contract balances

Contract assets are defined as an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance).

Contract liabilities are defined as an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

Net contract assets and liabilities may include amounts related to signing incentives for signing or renewing long-term contracts. Capitalized signing incentives are amortized over the contract term and the amortization is included as a reduction of revenues in the Company’s Consolidated Statements of Income.

ASC 606 requires an entity to present in its Consolidated Balance Sheets the net position in a customer contract on a contract-by-contract basis. The net position in a customer contract is presented as either contract assets or contract liabilities. Significant changes in the contract assets and liabilities balances during the six months ended June 30, 2019 are as follows:

	Six months ended June 30, 2019
(in thousands)	Contract Assets Increase/(Decrease)	Contract Liabilities (Increase)/Decrease
Signing incentive additions	$32,585	$—
Signing incentive amortization	(13,336)	(2,631)
Revenue recognized in advance of billings	8,308	867
Billed amounts transferred to receivables	(4,387)	(316)
Cash received from customers	(1,460)	(80,485)
Deferred revenue that was recognized as revenue	3,499	68,548

Other changes in contract assets and contract liabilities primarily relate to movements in net contract position (between contract assets and contract liabilities) each period and foreign currency translation.

Note 4 – Leases

The Company adopted ASU No. 2016-02 and related ASUs (“ASC 842”) as of January 1, 2019 using the cumulative effect method. Upon adoption, the Company recorded right-of-use (“ROU”) assets of $195.2 million and additional operating liabilities of approximately $190.7 million for existing operating leases. Also as part of the initial adoption, the Company wrote off the carrying value of favorable lease intangible assets of $2.1 million and increased the ROU assets by the same amount. The cumulative effect adjustment recorded to opening retained earnings was not material. The adoption of this ASU did not have a material impact on the Company’s results of operations or cash flows.

Description of leases and lease policies - lessee

TSYS enters into leases for datacenters, facilities, computer equipment and certain other equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. TSYS recognizes lease expense or depreciation expense for leases on a straight-line basis over the lease term. Variable lease expense primarily relates to maintenance and other monthly expenses that do not depend on an index or rate.

TSYS determines if an arrangement is a lease at contract inception. Operating leases are included in operating lease ROU assets, other current liabilities, and operating lease liabilities in TSYS’ Consolidated Balance Sheet. Finance leases are included in property and equipment, net and current and long-term obligations under finance leases in TSYS’ Consolidated Balance Sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of the future lease payments. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. TSYS uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives received. TSYS’ lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

TSYS has lease agreements with lease and non-lease components, which are combined and accounted for as a single lease component for all asset classes excluding computer equipment. For computer equipment leases, the Company accounts for the lease and non-lease components as separate components. The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases, which allow the Company to continually update its computer equipment.

Practical expedients and policy elections

The Company has elected to utilize the following practical expedients and accounting policy elections:

•

Electing as a package, the Company did not reassess: (a) whether expired or existing contracts contain leases under the new definition of a lease, (b) lease classification for expired or existing leases, and (c) whether previously capitalized initial direct costs would qualify for capitalization under ASU No. 2016-02.

•	The Company did not evaluate land easements that existed or expired before the Company’s adoption of ASU No. 2016-02 and that were not previously accounted for as leases.

•

From a lessee perspective, the Company has elected to combine lease and non-lease components for all classes of assets except for computer equipment. Accordingly, for all asset classes excluding computer equipment, the Company accounts for the combined lease and non-lease components as a single lease component. For computer equipment, the Company accounts for lease and non-lease components, such as maintenance, separately.

•	From a lessee perspective, the Company has elected, as an accounting policy election by class of underlying asset, not to recognize ROU assets and lease liabilities for short-term leases.

•

From a lessor perspective, the Company has elected to utilize the practical expedient in ASU No. 2018-11 to not separate non-lease components from the associated lease component for arrangements including point-of-sale (“POS”) terminals. Since the predominant component in these arrangements is service revenue and not the POS terminal, the combined components in these arrangements will be accounted for under ASC 606 and not ASC 842.

•	The Company utilized incremental borrowing rates in transition (as of January 1, 2019) based on the remaining lease payments and remaining lease term.

The Company decided not to elect the use of hindsight in determining the lease term and in assessing impairment of the Company’s ROU assets.

Supplemental Information

Supplemental balance sheet information related to leases is as follows:

(in thousands)	June 30, 2019	December 31, 2018
Lease assets:
Operating lease right-of-use assets, net:
Computer equipment	$68,179	na
Facilities	130,162	na
Other	198	na

Total operating lease right-of-use assets, net	198,539	na

Finance lease right-of-use assets:
Computer and other equipment	62,896	91,526
Furniture and other equipment	3,894	6,104

Total finance lease assets	66,790	97,630

Less accumulated depreciation:
Computer and other equipment	(24,605)	(47,903)
Furniture and other equipment	(3,000)	(4,859)

Total accumulated depreciation	(27,605)	(52,762)

Total finance lease right-of-use assets, net	39,185	44,868

Total lease assets	$237,724	44,868

Lease liabilities:
Current portion of operating lease liabilities	$43,346	na
Operating lease liabilities, excluding current portion	167,102	na
Current portion of obligations under finance leases	5,986	5,934
Obligations under finance leases, excluding current portion	28,247	31,243

Total lease liabilities	$244,681	37,177

na = not applicable since TSYS adopted ASC 842 as of January 1, 2019

As of June 30, 2019, finance lease assets and finance lease accumulated depreciation decreased by approximately $30.8 million and $25.2 million, respectively, when compared to December 31, 2018. This decrease is related to the execution of purchase options for certain finance leases, the retirement of certain assets no longer in use as well as the expiration of certain leases at the end of their lease term. The balances of any finance leases subject to purchase options exercised during the six months ended June 30, 2019 were subsequently moved to Property and Equipment.

Lease expense

The components of lease expense are as follows:

	Three months ended	Six months ended
(in thousands)	June 30, 2019	June 30, 2019
Operating lease expense:
Fixed lease expense	$15,050	30,025
Variable lease expense	1,726	3,695
Short-term lease expense	1,715	3,084

Total operating lease expense	18,491	36,804

Finance lease expense:
Amortization of ROU assets	2,836	5,727
Interest on finance lease liabilities	375	763

Total finance lease expense	3,211	6,490

Total lease expense	$21,702	43,294

Total rental expense under all operating leases for the year ended December 31, 2018 was $128.6 million.

Other lease information

Supplemental cash flow information related to leases is as follows:

Six months ended
(in thousands)	June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$41,703
Operating cash flows from finance leases	765
Financing cash flows from finance leases	2,927

	Six months ended June 30,
(in thousands)	2019	2018
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$44,125	na
Finance leases	—	7,382
na = not applicable since TSYS adopted ASC 842 as of January 1, 2019

The weighted-average remaining lease term and weighted-average discount rate are as follows:

Six months ended
June 30, 2019
Weighted-average remaining lease term (years):
Operating leases	5.29
Finance leases	5.56
Weighted-average discount rate:
Operating leases	4.21%
Finance leases	8.49%

Maturity of lease liabilities

The future minimum lease payments under noncancelable operating and finance leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019		December 31, 2018
(in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
2019[1]	$23,552	3,714	54,818	7,393
2020	55,056	7,381	54,738	7,319
2021	52,898	7,145	50,794	7,085
2022	44,350	7,111	42,048	7,051
2023	20,990	6,719	19,089	6,658
Thereafter	41,107	6,930	32,894	6,868

Total lease payments	237,953	39,000	254,381	42,374
Less imputed interest	(24,582)	(4,488)	na	(5,197)

Total	$213,371	34,512	254,381	37,177

na = not applicable since TSYS adopted ASC 842 as of January 1, 2019

[1]	For the six months ended June 30, 2019, this row represents the remaining payments from July to December 2019.

In 2019, the Company entered into operating and finance leases for certain computer equipment as well as an operating lease for a facility, whose commencement dates range from July 2019 to August 2019. Amounts related to these operating and finance leases totaling $3.5 million are not reflected on the Company’s consolidated balance sheet as of June 30, 2019. However, amounts related to these operating and finance leases are reflected in the above disclosure of future lease commitments as of June 30, 2019.

Note 5 — Long-Term Borrowings and License Agreements

Refer to Note 12 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for further discussion regarding long-term borrowings and license agreements.

Note 6 — Commitments and Contingencies

Refer to Note 15 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for a discussion regarding commitments and contingencies.

Legal Proceedings – General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes accruals for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with GAAP. Legal costs are expensed as incurred. In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters not specifically discussed below are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

TelexFree Matter

ProPay, Inc. (“ProPay”), a subsidiary of the Company, has been named as one of a number of defendants (including other merchant processors) in several purported class action lawsuits relating to the activities of TelexFree, Inc. and its affiliates and principals. TelexFree is a former merchant customer of ProPay. With regard to TelexFree, each purported class action lawsuit generally alleges that TelexFree engaged in an improper multi-tier marketing scheme involving voice-over Internet protocol telephone services. The plaintiffs in each of the purported class action complaints generally allege that the various merchant processor defendants, including ProPay, aided and abetted the improper activities of TelexFree. TelexFree filed for bankruptcy protection in Nevada. The bankruptcy proceeding was subsequently transferred to the Massachusetts Bankruptcy Court.

Specifically, ProPay has been named as one of a number of defendants (including other merchant processors) in each of the following purported class action complaints relating to TelexFree: (i) Waldermara Martin, et al. v. TelexFree, Inc., et al. (Case No. BK-S-14-12524-ABL) (Bankr. D. Nev.); (ii) Anthony Cellucci, et al. v. TelexFree, Inc., et. al. (Case No. 4:14-BK-40987) (Bankr. D. Mass.); (iii) Maduako C. Ferguson Sr., et al. v. Telexelectric, LLP, et. al (Case No. 5:14-CV-00316-D) (E.D.N.C.); (iv) Todd Cook v. TelexElectric LLP et al. (Case No. 2:14-CV-00134) (N.D. Ga.); (v) Felicia Guevara v. James M. Merrill et al., CA No. 1:14-cv-22405-DPG) (S.D. Fla.); (vi) Reverend Jeremiah Githere, et al. v. TelexElectric LLP et al. (Case No. 1:14-CV-12825-GAO) (D. Mass.); (vii) Paulo Eduardo Ferrari et al. v. Telexfree, Inc. et al. (Case No. 14-04080) (Bankr. D. Mass); (viii) Magalhaes v. TelexFree, Inc., et al., No. 14-cv-12437 (D. Mass.); (ix) Griffith v. Merrill et al., No. 14-CV-12058 (D. Mass.); (x) Abelgadir v. Telexelectric, LLP, No. 14-09857 (S.D.N.Y.); and (xi) Rita Dos Santos, v. TelexElectric, LLP et al., 2:15-cv-01906-NVW (D. Ariz.) (together, the “Actions”).

On October 21, 2014, the Judicial Panel on Multidistrict Litigation (“JPML”) transferred and consolidated the Actions filed before that date to the United States District Court for the District of Massachusetts (the “Consolidated Action”). The JPML subsequently transferred the remaining Actions to the Consolidated Action. The Consolidated Action is styled In Re: TelexFree Securities Litigation (4:14-md-02566-TSH) (D. Mass.).

The plaintiffs in the Consolidated Action filed a First Consolidated Amended Complaint on March 31, 2015 and filed a Second Consolidated Amended Complaint (the “Second Amended Complaint”) on April 30, 2015. The Second Amended Complaint, which supersedes the complaints filed prior to consolidation of the Actions, purports to bring claims on behalf of all persons who purchased certain TelexFree “memberships” and suffered a “net loss” between January 1, 2012 and April 16, 2014. With respect to ProPay, the Second Amended Complaint alleges that ProPay aided and abetted tortious acts committed by TelexFree, and that

ProPay was unjustly enriched in the course of providing payment processing services to TelexFree. Several defendants, including ProPay, moved to dismiss the Second Amended Complaint on June 2, 2015. The court held a hearing on the motions to dismiss on November 2, 2015.

On January 29, 2019, the court granted in part and denied in part ProPay’s motion to dismiss the Second Amended Complaint. The court dismissed plaintiffs’ claim that ProPay was unjustly enriched by the alleged TelexFree fraud, but denied ProPay’s motion to dismiss the plaintiffs’ claim that ProPay allegedly aided and abetted TelexFree’s purported scheme. The court’s ruling does not reflect any determination of the merits of the plaintiffs’ aiding and abetting claim against ProPay, but instead is merely a ruling that the plaintiffs have alleged facts that could potentially entitle them to relief from ProPay if those facts were true. ProPay denies that it had any knowledge of TelexFree’s alleged fraud or that it aided and abetted that fraud in any way.

After deciding the motions to dismiss filed by ProPay and some of the other defendants in the litigation, the court lifted the stay on discovery that had been in place since the outset of the Consolidated Action. Approximately 50 defendants remain in the litigation. The Court held a scheduling conference on March 20, 2019, but has not yet entered an order setting the case schedule.

ProPay has also received various subpoenas, a seizure warrant and other inquiries requesting information regarding TelexFree from (i) the Commonwealth of Massachusetts, Securities Division, (ii) United States Securities and Exchange Commission, (iii) US Immigration and Customs Enforcement, and (iv) the bankruptcy Trustee of the Chapter 11 entities of TelexFree, Inc., TelexFree, LLC and TelexFree Financial, Inc. Pursuant to the seizure warrant served by the United States Attorney’s Office for the District of Massachusetts, ProPay delivered all funds associated with TelexFree held for chargeback and other purposes by ProPay to US Immigration and Customs Enforcement. In addition, ProPay received a notice of potential claim from the bankruptcy Trustee as a result of the relationship of ProPay with TelexFree and its affiliates.

While the Company and ProPay intend to vigorously defend the Consolidated Action and other matters arising out of the relationship of ProPay with TelexFree and believe ProPay has substantial defenses related to these purported claims, the Company currently cannot reasonably estimate losses attributable to these matters.

TSYS and Global Payments Merger Litigation

As of the date of this report, three putative class action lawsuits challenging the Merger have been filed. Two of these lawsuits, captioned Peters v. Total System Services, Inc. et al. (Case No. 4:19-cv-00114) and Wolf v. Total System Services, Inc., et al. (Case No. 4:19-cv-00115), were filed in the United States District Court for the Middle District of Georgia on July 18, 2019. The third lawsuit, captioned Drulias v. Global Payments Inc., et. al (Case No. 60774/2019) was filed in the Supreme Court of the State of New York, County of Westchester on July 19, 2019.

In addition, a lawsuit challenging the Merger on behalf of an individual plaintiff captioned Hickey v. Total System Services, Inc., et al. (Civil Action No. 1:19-cv-03337-LMM) was filed in the United States District Court for the Northern District of Georgia, Atlanta Division, on July 23, 2019.

The Peters lawsuit names as defendants TSYS, the current members of the TSYS board of directors and certain former members of the TSYS board of directors. The Wolf lawsuit names as defendants TSYS, members of the TSYS board of directors and Global Payments. The Drulias lawsuit names as defendants Global Payments and members of its board. The Hickey lawsuit names as defendants TSYS and the members of the TSYS board of directors. The complaints filed in the lawsuits assert, among other things, claims for filing a materially incomplete registration statement with the SEC. The plaintiffs in the lawsuits seek, among other things, an injunction barring the Merger, rescission of the Merger or rescissory damages, and an award of damages and attorney’s fees. TSYS believes that the claims asserted in the lawsuits are without merit.

Note 7 — Share-Based Compensation

Refer to Notes 1 and 18 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for a discussion regarding the Company’s share-based compensation plans and policy.

Share-Based Compensation

Share-based compensation costs are classified as selling, general and administrative expenses on the Company’s Consolidated Statements of Income and corporate administration and other expenses for segment reporting purposes. TSYS’ share-based compensation costs are expensed, rather than capitalized, as these awards are typically granted to individuals not involved in capitalizable activities.

Below is a summary of share-based compensation expense for the three and six months ended June 30, 2019 and 2018:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2019	2018	2019	2018
Share-based compensation	$11,500	14,230	22,214	20,524

Nonvested Share Awards - Time-Based

The Company granted awards of TSYS common stock to certain key employees. The nonvested stock bonus awards are typically for services to be provided in the future and vest over a period of up to four years. The market value of the TSYS common stock as of the date of issuance is charged as compensation expense over the vesting periods of the awards. As of June 30, 2019, there was approximately $35.2 million of unrecognized compensation cost related to time-based nonvested share awards.

	Six months ended
	June 30,
	2019	2018
Number of shares granted	316,755	320,853
Market value (in millions)	$29.2	28.6

Performance- and Market-Based Awards

The Company granted performance- and market-based awards to certain key employees. The performance- and market-based goals are established by the Compensation Committee of the Board of Directors and will vest up to a maximum of 200%. During the first six months of 2019 and 2018, the Compensation Committee established performance goals based primarily on various financial and market-based measures. The Company’s market-based awards are based upon the Company’s Total Shareholder Return (“TSR”) as compared to the TSR of the companies in the S&P 500 determined at the end of the performance period for 2018 awards and determined using a twenty day average of the fair market value at the beginning and end of the performance period for 2019 awards.

Compensation expense for performance shares is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the awards on a straight-line basis. The fair value of market-based awards is estimated on the grant date using a Monte Carlo simulation model. The Company expenses market-based awards on a straight-line basis. Compensation costs related to performance- and market-based shares are recognized through the longer of the performance period or the vesting period. As of June 30, 2019, there was approximately $22.3 million of unrecognized compensation cost related to TSYS performance-based awards that is expected to be recognized through December 2021. As of June 30, 2019, there was approximately $3.4 million of unrecognized compensation cost related to TSYS market-based awards that is expected to be recognized through December 2021.

During the six months ended June 30, 2019 and 2018, the Company granted performance-based awards based on non-financial metrics and the following performance measures:

Performance Measure	Definition of Measure
Adjusted diluted EPS	Adjusted earnings divided by weighted average diluted shares outstanding used for diluted EPS calculations. Adjusted earnings is net income excluding the after-tax impact of share-based compensation expense, amortization of acquisition intangibles, merger and acquisition expenses for completed acquisitions and litigation claims, judgments or settlement expenses and related legal expenses.

Net revenue	Net revenue is total revenues less reimbursable items that are recorded by TSYS as expense.

Adjusted EBITDA	Adjusted EBITDA is net income excluding equity in income of equity investments, nonoperating income/(expense), income taxes, depreciation, amortization, share-based compensation expenses and other items.

The number of performance-based shares with a one- to two-year performance period granted during the six months ended June 30, 2019 and 2018 totaled 86,779 and 95,904, respectively. The number of performance-based shares with a three-year performance period granted during the six months ended June 30, 2019 and 2018, totaled 79,132 and 79,218, respectively. The grants awarded with a three-year performance period during the first six months of 2019 and 2018 will be expensed through December 31, 2021 and 2020, respectively.

The number of market-based awards granted during the six months ended June 30, 2019 and 2018 were 30,856 and 33,940, respectively. The performance measure for the market-based awards is the Company’s TSR as compared to the TSR of the companies in the S&P 500 determined at the end of the performance period for 2018 awards and determined using a twenty day average of the fair market value at the beginning and end of the performance period for 2019 awards.

Stock Option Awards

The Company granted stock options to certain key executives. The grants will vest over a period of up to three years.

The weighted average fair value of the option grants was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	Six months ended
	June 30,
	2019	2018
Number of options granted	233,667	360,118
Weighted average exercise price	$92.37	86.90
Risk-free interest rate	2.47%	2.55%
Expected volatility	22.79%	21.80%
Expected term (years)	4.8	4.8
Dividend yield	0.56%	0.60%
Weighted average fair value	$21.98	19.23

As of June 30, 2019, there was approximately $5.1 million of unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.7 years.

Note 8 — Income Taxes

Refer to Notes 1 and 14 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for a discussion regarding income taxes.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return, consolidated income tax returns for most states and separate entity basis income tax returns for most foreign jurisdictions. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2011 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2014. In March 2019, TSYS reached a closing agreement with the IRS for the federal income tax examinations in progress for the years 2011 through 2013. Additionally, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS’ effective tax rate was 17.1% and 22.3% for the three months ended June 30, 2019 and 2018, respectively, and 16.9% and 17.5% for the six months ended June 30, 2019 and 2018, respectively. The primary reasons for the lower effective income tax rate for the three and six months ended June 30, 2019 as compared to the same periods last year are favorable differences in discrete items related to FIN 48 reserves and equity investment true-ups. During the six-month period ended June 30, 2019, these were mostly offset by unfavorable differences in excess tax benefits of share-based compensation.

GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. The unrecognized tax benefit amounts were $18.8 million and $22.3 million as of June 30, 2019 and December 31, 2018, respectively, which resulted in a decrease of $3.5 million during the period.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.7 million and $2.5 million as of June 30, 2019 and December 31, 2018, respectively. The total amounts of unrecognized income tax benefits as of June 30, 2019 and December 31, 2018, that, if recognized, would affect the effective tax rates are $19.3 million and $23.5 million (net of the federal benefit on state tax issues), respectively, which include interest and penalties of $1.0 million and $1.7 million, respectively. TSYS does not expect any significant changes to its calculation of uncertain tax positions during the next twelve months.

Note 9 – Earnings Per Share

The following tables illustrate basic and diluted EPS for the three and six months ended June 30, 2019 and 2018:

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
(in thousands, except per share data)	Common Stock	Common Stock	Common Stock	Common Stock
Basic EPS:
Net income attributable to TSYS common shareholders	$162,760	142,435	324,367	284,276
Less income allocated to nonvested awards	(3)	(59)	(41)	(233)

Net income allocated to common stock for EPS calculation (a)	$162,757	142,376	324,326	284,043

Weighted average shares outstanding	176,962	182,355	177,697	181,992
Less participating securities	(3)	(76)	(22)	(150)

Average common shares outstanding (b)	176,959	182,279	177,675	181,842

Basic EPS (a)/(b)	$0.92	0.78	1.83	1.56

Diluted EPS:
Net income attributable to TSYS common shareholders	$162,760	142,435	324,367	284,276
Less income allocated to nonvested awards	(3)	(59)	(41)	(233)
Add income reallocated to nonvested awards[1]	3	59	41	233

Net income allocated to common stock for EPS calculation (c)	$162,760	142,435	324,367	284,276

Weighted average shares outstanding	176,962	182,355	177,697	181,992
Less participating securities	(3)	(76)	(22)	(150)

Average common shares outstanding	176,959	182,279	177,675	181,842
Increase due to assumed issuance of shares related to common equivalent shares outstanding	986	881	926	1,064
Average nonvested awards[1]	569	415	597	551

Average common and common equivalent shares outstanding (d)	178,514	183,575	179,198	183,457

Diluted EPS (c)/(d)	$0.91	0.78	1.81	1.55

[1]

In accordance with the diluted EPS guidance under the two-class method, the Company uses the approach- either the treasury stock method or the two-class method assuming a participating security is not exercised- that is more dilutive.

The diluted EPS calculation excludes stock options and nonvested awards that are exercisable into 0.1 million and 0.2 million common shares for the three and six months ended June 30, 2019, respectively, and excludes 0.4 million common shares for the three and six months ended June 30, 2018, because their inclusion would have been anti-dilutive.

Note 10 — Supplementary Cash Flow Information

Software Acquired Under License Agreements

There was approximately $6.9 million and $3.4 million of software acquired under license agreements in the first six months of 2019 and 2018, respectively. Additionally, the Company did not acquire software through vendor financing and other arrangements during the first six months of 2019 compared to $39.6 million of software acquired through vendor financing and other arrangements during the first six months of 2018.

Note 11 — Segment Reporting and Major Customers

Refer to Note 21 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for a discussion regarding segment reporting and major customers.

At TSYS, the chief operating decision maker (“CODM”) is a group consisting of Senior Executive Management. In the first quarter of 2019, the CODM changed the profitability measure for its operating segments to adjusted segment EBITDA. All periods presented have been adjusted to reflect this new measure.

The following table presents the Company’s total assets by segment:

	As of
(in thousands)	June 30, 2019	December 31, 2018
Issuer Solutions	$7,049,467	6,843,451
Merchant Solutions	4,204,758	4,248,183
Consumer Solutions	1,383,015	1,374,667
Intersegment assets	(4,930,434)	(4,997,592)

Total assets	$7,706,806	7,468,709

The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	As of
(in thousands)	June 30, 2019	December 31, 2018
United States	$312,707	321,119
Europe	46,466	45,872
Other	14,695	16,083

Total	$373,868	383,074

The following table presents the Company’s depreciation and amortization by segment:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2019	2018	2019	2018
Depreciation and amortization by segment:
Issuer Solutions	$36,129	29,640	71,296	57,971
Merchant Solutions	8,257	7,523	15,940	15,348
Consumer Solutions	5,202	4,313	9,618	8,573

Segment depreciation and amortization	49,588	41,476	96,854	81,892
Acquisition intangible amortization	53,706	61,865	108,663	124,888
Corporate administration and other	1,479	949	2,966	1,899

Total depreciation and amortization	$104,773	104,290	208,483	208,679

The following tables reconcile geographic revenues to external revenues by operating segment based on the domicile of the Company’s customers:

	Three months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
United States	$243,000	365,703	196,143	$804,846
Europe[1]	99,038	128	—	99,166
Canada[1]	107,368	422	—	107,790
Other[1]	23,300	383	—	23,683

Total	$472,706	366,636	196,143	$1,035,485

[1]	Certain of these revenues are impacted by movements in foreign currency exchange rates.

	Six months ended June 30, 2019
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
United States	$514,130	710,001	415,334	$1,639,465
Europe[1]	193,425	288	—	193,713
Canada[1]	187,001	810	—	187,811
Other[1]	48,309	718	—	49,027

Total	$942,865	711,817	415,334	$2,070,016

	Three months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
United States	$266,274	348,012	200,265	$814,551
Europe[1]	89,339	127	—	89,466
Canada[1]	81,076	279	—	81,355
Other[1]	21,912	296	—	22,208

Total	$458,601	348,714	200,265	$1,007,580

	Six months ended June 30, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
United States	$530,306	666,762	410,653	$1,607,721
Europe[1]	184,483	252	—	184,735
Canada[1]	158,657	558	—	159,215
Other[1]	42,514	565	—	43,079

Total	$915,960	668,137	410,653	$1,994,750

[2]	Certain of these revenues are impacted by movements in foreign currency exchange rates.

The following table presents the Company’s operating results by segment:

(in thousands)	Three months ended		Six months ended
	June 30,		June 30,
Operating Segments	2019	2018	2019	2018
Adjusted segment EBITDA[1]:
Issuer Solutions (a)	$209,845	195,275	414,779	391,040
Merchant Solutions (b)	138,366	133,418	267,201	252,358
Consumer Solutions (c)	53,595	54,545	117,288	108,212
Corporate administration and other	(32,867)	(38,217)	(73,042)	(75,667)

Total	368,939	345,021	726,226	675,943

Less:
Share-based compensation	11,500	14,230	22,214	20,524
Merger & acquisition (M&A) and integration expenses[2]	17,150	2,581	20,860	16,949
Depreciation and amortization	104,773	104,290	208,483	208,679
Contract asset amortization	8,250	6,711	16,288	13,584
Contract cost asset amortization	8,179	8,511	16,024	19,238

Operating income	219,087	208,698	442,357	396,969
Nonoperating expenses, net	(37,416)	(41,170)	(80,407)	(78,812)

Income before income taxes and equity in income of equity investments	$181,671	167,528	361,950	318,157

Net revenue by segment:
Issuer Solutions (e)	$432,445	421,015	865,919	844,589
Merchant Solutions (f)	364,210	346,389	707,166	663,792
Consumer Solutions (g)	196,143	200,293	415,321	410,781

Segment net revenue	992,798	967,697	1,988,406	1,919,162
Less: intersegment revenues	12,878	11,149	28,217	27,117

Net revenue[3]	979,920	956,548	1,960,189	1,892,045
Add: reimbursable items	55,565	51,032	109,827	102,705

Total revenues	$1,035,485	1,007,580	2,070,016	1,994,750

Adjusted segment EBITDA margin on net revenue:
Issuer Solutions (a)/(e)	48.5%	46.4%	47.9%	46.3%

Merchant Solutions (b)/(f)	38.0%	38.5%	37.8%	38.0%

Consumer Solutions (c)/(g)	27.3%	27.2%	28.2%	26.3%

[1]

Adjusted segment EBITDA is net income excluding equity in income investments, interest expense (net of interest income), income taxes, depreciation, amortization, contract asset amortization, contract cost asset amortization, gains or losses on foreign currency translation, other nonoperating income or expenses, share-based compensation, litigation, claims, judgments or settlements and M&A and integration expenses.

[2]	Excludes share-based compensation
[3]	Net revenue is defined as total revenues less reimbursable items (such as postage) that are recorded by TSYS as expense.

Major Customers

For the three and six months ended June 30, 2019 and 2018, the Company did not have any major customers.

Note 12 — Subsequent Events

Management performed an evaluation of the Company’s activity as of the date these consolidated financial statements were issued and has concluded that there are no significant subsequent events requiring disclosure, except for the TSYS and Global Payments merger litigation discussed in Note 6 in the Notes to Unaudited Consolidated Financial Statements.